UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

ALLIS-CHALMERS ENERGY INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

019645506

(CUSIP Number)

Seth R. Molay, P.C.

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201

(214) 969-4780

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 8 Pages

Exhibit Index: Page 7

CUSIP No. 019645506	Page 2 of 8 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Alejandro Pedro Bulgheroni

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                [   ]

6	Citizenship or Place of Organization

Argentina/Italy

	7	Sole Voting Power
Number of Shares		10,781,186
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 10,781,186
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

10,781,186

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                 [   ]

13	Percent of Class Represented By Amount in Row (11)

15.1%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 019645506	Page 3 of 8 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Associated Petroleum Investors Ltd.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                 [   ]

6	Citizenship or Place of Organization

British Virgin Islands

	7	Sole Voting Power
Number of Shares		10,755,666
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 10,755,666
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

10,755,666

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                [   ]
13	Percent of Class Represented By Amount in Row (11)

15.1%

14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 019645506	Page 4 of 8 Pages

This Amendment No. 6 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Allis-Chambers Energy Inc., a Delaware corporation (the “Issuer”). This Amendment No. 6 supplements the initial statement on Schedule 13D, dated August 24, 2006, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined in the Initial Statement). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplemented as follows to report the acquisition of additional Shares by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the acquisitions of Shares by the Reporting Persons subsequent to the filing of Amendment No. 5 was the working capital of the Reporting Persons. The total purchase price for such Shares was $3,336,300.

Item 4.	Purpose of Transaction.

The Shares were acquired in the ordinary course of business and were not acquired with the purpose or intent of changing or influencing the control of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)        (i) As of August 1, 2009, the number of Shares outstanding was 71,369,635 based on the information contained in the Issuer's Form 10-Q filed on August 6, 2009. As of the date hereof, Mr. Bulgheroni may be deemed the beneficial owner of 10,781,186 Shares (approximately 15.1% of the total number of Shares outstanding). This number includes: (A) 25,520 Shares held for the benefit of Mr. Bulgheroni; (B) 8,435,666 Shares held for the account of Associated Petroleum Investors Ltd. (“API”); and (C) 2,320,000 Shares held for the account of Global Oilfield Holdings Ltd (“Global”).

           (ii) As of the date hereof, API may be deemed the beneficial owner of 10,755,666 Shares (approximately 15.1% of the total number of Shares outstanding). This number includes: (A) 8,435,666 Shares held for the account of API; and (B) 2,320,000 Shares held for the account of Global.

(b)       (i) As of the date hereof, Mr. Bulgheroni (as a result of his positions with API and Global) may be deemed to have the sole power to direct the voting and disposition of 10,781,186 Shares. This number includes: (A) 25,520 Shares held for the benefit of Mr. Bulgheroni; (B) 8,435,666 Shares held for the account of API; and (C) 2,320,000 Shares held for the account of Global.

           (ii) As of the date hereof, API (by virtue of its ownership of Global) may be deemed to have the sole power to direct the voting and disposition of 10,755,666 Shares. This number includes: (A) 8,435,666 Shares held for the account of API; and (B) 2,320,000 Shares held for the account of Global.

(c)        Except as set forth in Exhibit A attached hereto, there have been no transactions effected with respect to the Shares by any of the Reporting Persons subsequent to the filing of Amendment No. 5.

(d)       Global has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for its account.

(e)        Not applicable.

CUSIP No. 019645506	Page 5 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 019645506	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 10, 2009	ASSOCIATED PETROLEUM INVESTORS LTD.

By:	/s/ Alejandro Pedro Bulgheroni
Name:	Alejandro Pedro Bulgheroni
Title:	President

Date: August 10, 2009	ALEJANDRO PEDRO BULGHERONI

/s/ Alejandro Pedro Bulgheroni

CUSIP No. 019645506	Page 7 of 8 Pages

EXHIBIT INDEX

Page No.

A.	Schedule of transactions in the Shares subsequent to the filing of Amendment No. 5.	8

CUSIP No. 019645506	Page 8 of 8 Pages

EXHIBIT A

Transactions in the securities of Allis-Chambers Energy Inc. subsequent to the filing of Amendment No. 5

For the Account of	Date of Transaction	Nature of Transaction	Number of Securities	Price per Share
Associated Petroleum Investors Ltd.	8/6/2009	Privately Negotiated Purchase	14,520	$2.50
Associated Petroleum Investors Ltd.	8/6/2009	Privately Negotiated Purchase	1,320,000	$2.50